HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six months ended June 30		Years ended December 31
	2009	2008	2008	2007	2006	2005	2004
(dollars in thousands)
Fixed charges
Total interest charges	$26,557	$26,849	$54,757	$53,268	$52,563	$49,408	$49,588
Interest component of rentals	1,298	1,096	2,211	2,250	1,863	1,311	909
Pretax preferred stock dividend requirements of subsidiaries	713	735	1,458	1,438	1,467	1,461	1,459

Total fixed charges	$28,568	$28,680	$58,426	$56,956	$55,893	$52,180	$51,956

Earnings
Income before preferred stock dividends of HECO	$30,167	$52,557	$93,055	$53,236	$76,027	$73,882	$82,257
Fixed charges, as shown	28,568	28,680	58,426	56,956	55,893	52,180	51,956
Income taxes (see note below)	17,125	32,118	55,763	30,937	46,440	44,623	49,479
Allowance for borrowed funds used during construction	(3,349)	(1,597)	(3,741)	(2,552)	(2,879)	(2,020)	(2,542)

Earnings available for fixed charges	$72,511	$111,758	$203,503	$138,577	$175,481	$168,665	$181,150

Ratio of earnings to fixed charges	2.54	3.90	3.48	2.43	3.14	3.23	3.49

Note:
Income taxes are comprised of the following:
Income tax expense relating to operating income from regulated activities	$17,271	$32,472	$56,307	$34,126	$47,381	$45,029	$50,059
Income tax benefits relating to results from nonregulated activities	(146)	(354)	(544)	(3,189)	(941)	(406)	(580)

	$17,125	$32,118	$55,763	$30,937	$46,440	$44,623	$49,479

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements.